SembCorp Industries

RECEIVED
2004 SEP -8 A 11:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 825109

20 August 2004

04036706

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
<u>Rule 12g3-2(b) file No. 825109</u>

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
SEP 09 2004
THOMSON FINANCIAL

Linda Hoon Siew Kin
Group Company Secretary

Enc

C:jesstan/MasnetAnn/SECltr

9/8

MASNET No. 18 OF 20.08.2004
Announcement No. 18

SEMBCORP INDUSTRIES LTD

SEMBENVIRO PENETRATES INDIA'S US$5 BILLION WASTE MANAGEMENT MARKET

SEMBENVIRO PENETRATES INDIA'S US$5 BILLION WASTE MANAGEMENT MARKET

- leading Singapore waste management company inks Sales & Purchase agreement with India's Ramky Group

SembCorp Industries wishes to announce that its wholly-owned subsidiary, SembCorp Environmental Management Pte Ltd today signed a Sales and Purchase (S & P) agreement with India's Ramky Group to acquire a 51% stake in Ramky's Medicare Incin Pvt Ltd. Ramky Group, through its subsidiary Medicare Incin, is India's leading ad largest integrated bio-medical waste management and treatment services provider, commanding an estimated 30% of India's medical waste market.

A new holding company, SembEnviro (India) Pte Ltd will be incorporated in Singapore to acquire the 51% stake in Medicare Incin for S$9 million. The purchase consideration of S$9 million is computed using the discounted cashflow method based on projected future cashflows from operations. The investment will be funded internally. The net assets of Medicare Incin Pvt Ltd as at June 30 2004 is S$6.1 million. The investment does not have a material impact on SembCorp Industries' earnings per share and net tangible asset per share for the current financial year.

A third and key partner in this collaboration is Shriram Group, a diversified financial services organisation, which will be taking a 1-2% stake in the Ramky Group in the coming months.

The purchase of the majority share of Medicare Incin will immediately open up India's US$5 billion environmental management industry to SembEnviro, Singapore's leading integrated waste management company. With this purchase, SembEnviro becomes the first foreign environment company to penetrate the Indian continent's medical waste management industry, estimated to be worth over S$50 million.

In the longer run, SembEnviro looks forward to collaborating with Ramky in other waste management sectors such as industrial hazardous waste landfill business, municipals, waste-to-energy and cleaning sectors.

- end -

About SembEnviro

SembEnviro is the largest environmental services company in Asia, offering total integrated environmental management solutions including collection and post collection of waste, recycling and recovery, waste-to-energy, industrial and commercial cleaning and cleansing, environmental consultancy & technology, conversion technologies and industrial biological treatment.

SembEnviro owns a stake in SITA Environmental Solutions, the second largest waste management company in Australia with operations in Sydney, Perth, Brisbane, Adelaide and Melbourne.

In China, SembEnviro has a 60 per cent stake in Shanghai SembEnviro Reliance which is the second largest privately-owned industrial and commercial waste management services company in Pudong, Shanghai while in Malaysia, SembEnviro is engaged in the biomass waste-to-energy business in partnership with Consolidated Plantations, a Sime Darby subsidiary.

About Ramky

With more than 1,200 employees, Ramky Group is a multi-faceted organization with core activities centred on bio-medical waste management, infrastructure, environmental engineering, consultancy services and waste management services. From its inception as a construction company, Ramky has now grown multi-dimensionally with its involvement in major infrastructure projects of India.

About Shriram Group

MASNET No. 19 OF 20.08.2004
Announcement No. 19

SEMBCORP INDUSTRIES LTD

SEMBCORP SIMON-CARVES LTD JOINT VENTURE WITH PETROCHEMICAL INDUSTRIES INVESTMENT COMPANY

SembCorp Industries announces that SembCorp Simon-Carves Ltd ("SSC"), a wholly-owned subsidiary of SembCorp Engineers and Constructors Pte Ltd ("SEC"), has acquired a 49 per cent equity stake in SYNA Petrochemical Engineering Company ("SYNA"), in Iran on July 13, 2004

SSC's Joint Venture Partner, Messrs Petrochemical Industries Investment Company ("PIIC") and its affiliates own the remaining 51 per cent equity stake in SYNA.

SYNA was incorporated on July 10, 2003 and its current share capital is 1 Billion Rials (equivalent to S$201,000). SYNA's principal activity is those relating to petrochemical engineering and consultancy services.

The purchase consideration of 492 million Rials (equivalent to S$99,000) is arrived at on a willing buyer and willing seller basis. The net assets of SYNA as at 29 February 2004 is 919 million Rials (equivalent to S$184,780). The acquisition of this investment will be funded internally. The investment does not have a material impact on SembCorp Industries' earnings per share and net tangible asset per share for the current year.

About PIIC

PIIC is a production and services company with assets of over US$100 million. Their main shareholders are Iran's National PetroChemical Company (a wholly owned subsidiary if the National Iranian Oil Company) and the Social Security Investment Co, (the Iranian Governments Pension Investment arm). PIIC own several chemical plants and provide manufacturing, construction, project management, repair and maintenance sevices to the petrochemical sector.

BY ORDER OF THE BOARD
LINDA HOON
GROUP COMPANY SECRETARY
August 20, 2004

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 20/08/2004 to the SGX